EXHIBIT (A)(5)(VIII)

THE UPPER DECK COMPANY

Via Electronic and U.S. Mail

August 21, 2007

Mr. Allan A. Feder, Lead Director

The Topps Company, Inc.

One Whitehall Street

New York, NY 10004

Dear Mr. Feder:

I am in receipt of your letter dated August 20, 2007. We are only going to bother to respond to some of the inaccuracies that riddle your letter. Indeed, we find the timing of your letter curious in light of the recently announced positions of Institutional Shareholder Services and Crescendo concerning the “flawed” manner in which Topps has conducted itself throughout the merger process.

In short, your letter is a transparent effort to create noise in order to discredit the UD transaction, promote the Tornante/Madison Dearborn merger favored by Topps’ entrenched management, and insulate Topps from potential liability to its shareholders by cynically attempting to shift the blame to UD for a breakdown of the merger. In fact, for months UD has endeavored in good faith to consummate a merger with Topps that would provide significant benefits to Topps and its shareholders. Topps, however, has erected a series of hurdles designed to frustrate UD’s ability to move forward, including the following:

•

Topps has steadfastly refused to disclose information crucial to UD’s due diligence. Incredibly, Topps insists that UD has been provided “aggregate” diligence sufficient for a reasonable buyer to do an appropriate analysis. However, financial information necessary to assess the value of the assets and complete the merger agreement continues to be withheld, including player association and league agreements, pricing matrixes, P&L by product line, and the Whiz Kids Distribution Agreement. Your latest of many conflicting and frankly bizarre positions that have been communicated to us on diligence appears to be that Topps will not provide the bulk of the still-outstanding information (including P&L information) until after we have signed a merger agreement, and that the remainder of such information (including player and league agreements) will not be provided until after UD has actually closed its tender offer. As you well know, we are a strategic buyer and can only adequately evaluate this transaction with all of this critical information. We have been consistent with this position since our initial conversations with Topps, which is more than we can say for Topps, as we have received multiple conflicting changes (at least two of which have come from you personally) to Topps’ previous position on how and when the remaining diligence is to be provided in the last week alone. It is Topps, not UD, which is responsible for this cynically contrived game of cat-and-mouse.

•

In response to UD’s request that the minimum tender offer condition be 90%, your counsel suggested (subject to board approval) a 78% condition with a top-up option to get to the 90% required to consummate a short-form merger. The parties agreed to continue to discuss this provision; however, in light of your decision to withhold critical diligence after our repeated requests for access, and your threat that we must now indicate in writing our acceptance of the 50% minimum tender condition, we – apparently like others in the marketplace – have concluded that Topps has no interest in pursuing in good faith a transaction with UD.

•	Finally, the timing described in your letter is simply inaccurate.

These roadblocks have been created by Topps as part of a deliberate effort to discredit UD (both publicly and internally with the Topps employees upon whom UD would need to rely post-closing of this acquisition), defeat UD’s offer, and justify entrenched management’s continued shameless support of the less favorable Tornante/Madison Dearborn transaction. It is now abundantly clear that Topps will attempt to impede any and all reasonable efforts to consummate the UD merger, which thus cannot possibly be consummated under the current circumstances. Accordingly, UD is left no choice but to immediately terminate its tender offer, as well as all merger discussions with Topps, while reserving all of its rights to seek redress against Topps and those responsible for the collapse of this transaction, which would have been in the best interest of Topps’ shareholders…the people to whom you owe a fiduciary duty.

Cordially,

/s/    RICHARD MCWILLIAM

The Upper Deck Company

By: Richard McWilliam

Its: Chief Executive Officer